UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

First Northern Community Bancorp
(Exact name of registrant as specified in its charter)

California	68-0450397
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

195 N. First Street, Dixon, California	95620
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Name of each exchange on which each class is to be registered

Common Stock, without par value	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: ________________________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: NONE

(Title of class)

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

First Northern Community Bancorp (the “Company”, “we”, “our”, “us”) is a California corporation and bank holding company registered under the federal Bank Holding Company Act of 1956, as amended. The following briefly summarizes certain provisions of our Articles of Incorporation, as amended (“Articles”), our Amended and Restated Bylaws, as amended (“Bylaws”), and the California Corporations Code (the “Corporations Code”) that holders of our common stock may deem important. The description below is qualified in its entirety by reference to the full text of our Articles and Bylaws, which have been filed previously with the Commission and are listed as Exhibits 3.01 and 3.2, respectively, to our most recent Annual Report on Form 10-K.

Authorized Capital Stock

Pursuant to the Articles, the Company is authorized to issue two classes of shares to be designated respectively Common Stock and Preferred Stock.  The total number of shares of all classes of capital stock that the company is authorized to issue is 32,040,238, of which 32,000,000 shares are Common Stock, without par value (“common stock”).  The total number of shares of Preferred Stock the Company is authorized to issue is 40,238, consisting of 17,390 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share, and 22,848 shares of Preferred Stock, without par value per share (“preferred stock”).

On March 13, 2009, pursuant to the U.S. Treasury’s TARP Capital Purchase Program (the “CPP”), the Company issued and sold, and the U.S. Treasury purchased, (1) 17,390 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A, liquidation preference of $1,000 per share, and (2) a ten-year warrant (the “Warrant”) to purchase up to 352,977 shares of the Company’s common stock at an exercise price of $7.39 per share, for an aggregate purchase price of $17.39 million in cash.  On September 15, 2011, the Company redeemed from the U.S. Treasury $17.4 million in TARP financing, and on November 16, 2011, the Company repurchased the Warrant from the U.S. Treasury.  With the repurchase of the Fixed Rate Cumulative Perpetual Preferred Stock, Series A, and the Warrant, the Company concluded its participation in the TARP CPP.  The Fixed Rate Cumulative Perpetual Preferred Stock, Series A, is not available for reissuance for any other purpose.

The Board of Directors is authorized from time to time in one or more series or classes to provide by resolution for the issuance of up to 22,848 shares of preferred stock to participate in the U.S. Treasury’s Small Business Lending Fund instituted under the United States Small Business Jobs Act of 2010.

Subject to the foregoing restrictions, and to the extent not prohibited by law, the Board of Directors is authorized:  (i) to fix the number of shares of any series or class of preferred stock and to determine the designation of any such series or class, (ii) to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series or class of preferred stock, including but not limited to rights, preferences, privileges, and restrictions regarding dividends, liquidation, conversion, redemption and voting (including provisions specifying more than one vote per share) and, (iii) within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series or class, to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series or class subsequent to the issue of shares of that series or class.

The Federal Reserve Board (“FRB”) generally prohibits a bank holding company, such as the Company, from declaring or paying a cash dividend which would impose undue pressure on the capital of subsidiary banks or would be funded only through borrowing or other arrangements that might adversely affect a bank holding company’s financial position.  The FRB’s policy is that a bank holding company should not continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality, and overall financial condition.

Voting Rights; Cumulative Voting for Directors

The Corporations Code provides that, except as may be otherwise provided in the articles or with respect to cumulative voting for directors (described below), each outstanding share of stock, regardless of class, shall be entitled to one vote on each matter submitted to a vote of shareholders.

The Company’s Bylaws provide that, at a shareholders’ meeting at which directors are to be elected, no shareholder shall be entitled to cumulate votes, that is, to cast for any one or more candidates a number of votes greater than the number of the shareholder’s shares, unless the candidates’ names have been placed in nomination prior to commencement of the voting and a shareholder has given notice prior to commencement of the voting of the shareholder’s intention to cumulate votes.  If any shareholder has given such a notice, then every shareholder entitled to vote may cumulate votes for candidates in nomination and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which that shareholder’s shares are entitled, or distribute the shareholder’s votes on the same principle among all of the candidates, as the shareholder thinks fit.  The candidates receiving the highest number of votes, up to the number of directors to be elected, shall be elected.

Special Meetings of Shareholders

The Company’s Bylaws provide that special meetings of the shareholders may be called at any time by the Board of Directors, or by the Chairman of the Board, or by the President, or by one or more shareholders holding shares in the aggregate entitled to cast no less than 10% of the votes at the meeting.  If a special meeting is called by any person or persons other than the Board of Directors, the request shall be in writing, specifying the time of the meeting and the general nature of the business proposed to be transacted.

Shareholder Action by Written Consent

The Company’s Bylaws provide that any action which may be taken at any annual or special meeting of shareholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all shares entitled to vote on that action were present and voted, provided that the Board of Directors of the Company, by resolution, shall have previously approved any such action.  In the case of election of directors, a consent otherwise conforming to the requirements of the preceding sentence shall be effective only if signed by the holders of all outstanding shares entitled to vote for the election of directors; provided, however, that a director may be elected at any time to fill a vacancy on the Board that has not been filled by the directors and that was not created by the removal of a director by the written consent of the holders of a majority of the outstanding shares entitled to vote for the election of directors.  Any shareholder giving a written consent, or the shareholder’s proxy holders, or a transferee of the shares or a personal representative of the shareholder or their respective proxy holders, may revoke the consent by a writing received by the Secretary before written consents of the number of shares required to authorize the proposed action have been filed with the Secretary.

Dividend Rights

Subject to the provisions of the preferred stock, the holders of shares of common stock shall be entitled to receive, when and if declared by the Board of Directors, out of the assets of the Company which are by law available therefor, dividends payable either in cash, in property or in shares of capital stock. California corporate law generally provides that neither a corporation nor any of its subsidiaries may make any distribution to the corporation's shareholders unless the board of directors has determined in good faith either:

(1) The amount of retained earnings of the corporation immediately prior to the distribution equals or exceeds the sum of (A) the amount of the proposed distribution plus (B) any preferential dividends arrears amount; or
(2) Immediately after the distribution, the value of the corporation's assets would equal or exceed the sum of its total liabilities plus the preferential rights amount.

California corporate law further provides that neither a corporation nor any of its subsidiaries shall make any distribution to the corporation’s shareholders if the corporation or the subsidiary making the distribution is, or as a result thereof would be, likely to be unable to meet its liabilities (except those whose payment is otherwise adequately provided for) as they mature.

Preemptive Rights

Common shares have full preemptive rights, as defined by law, to subscribe for or purchase such holder’s proportionate share of any common stock that may be offered for sale or sold at any time by the Company. The Board of Directors has the power to prescribe a reasonable period of time within which the preemptive rights to subscribe to the new shares of common stock must be exercised. The preemptive rights do not apply to the sale or issuance by the Company of additional shares of common stock (i) in connection with the acquisition by the Company of another entity or business segment of any such entity by merger, purchase of all or substantially all the assets or other type of acquisition transaction; (ii) pursuant to any stock option, stock purchase or other stock plan, agreement or arrangement previously approved by the Company’s shareholders; (iii) in a public offering provided that the terms of the offering include a requirement that if the offering is over-subscribed, shares will be allocated on a pro rata basis based on actual paid subscriptions received by the Company; or (iv) pursuant to the Company’s participation in the CPP, or otherwise in connection with the CPP.

Other Rights and Preferences

Our common stock has no sinking fund or redemption provisions or conversion or exchange rights.

Anti-Takeover Provisions of the Articles of Incorporation, Bylaws and California Law

Certain provisions of the Company’s Articles and Bylaws may delay or discourage transactions involving an actual or potential change in control of the Company or change in its management, including transactions in which shareholders might otherwise receive a premium for their shares, or transactions that its shareholders might otherwise deem to be in their best interests. Among other things, the Articles and Bylaws:

•
provide that any business combination (including, without limitation, any merger or consolidation, or any sale, lease, exchange, mortgage, pledge, transfer or other disposition) of the Company or any subsidiary with (i) any Interested Shareholder (as defined in the Articles) or (ii) any other corporation or other business entity (whether or not itself an Interested Shareholder) which is, or after such merger or consolidation would be, an affiliate of an Interested Shareholder, shall require the affirmative vote of the holders of at least sixty-six and two thirds percent (66 2/3%) of the then outstanding shares of common stock of the Company entitled to vote. Such affirmative vote shall be required notwithstanding the fact that no vote may be required or that a lesser percentage may be specified by law or otherwise. In addition to the higher vote requirement, except as otherwise expressly provided in the Articles, prior to effecting any such business combination, certain conditions described therein shall have been met;

•
as a California corporation, the Company is subject to the provisions of Section 1203 of the Corporations Code, which requires it to provide a fairness opinion to its shareholders in connection with their consideration of any proposed “interested party” reorganization;

•	require that candidates for election as director satisfy certain qualification requirements set forth in the Bylaws;
•
provide that shareholders seeking to present proposals before a meeting of shareholders or to nominate candidates for election as directors at a meeting of shareholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a shareholder’s notice;

•
provide that, at a shareholders’ meeting at which directors are to be elected, no shareholder shall be entitled to cumulate votes unless the candidates’ names have been placed in nomination prior to commencement of the voting and a shareholder has given notice prior to commencement of the voting of the shareholder’s intention to cumulate votes; and

•
provide that the Board of Directors, when evaluating any offer of another party to (a) make a tender or exchange offer for any Equity Security (as defined in Section 3(a)(11) of the Securities Exchange Act of 1934) of the Company, (b) merge or consolidate the Company with another corporation, or (c) purchase, lease, or otherwise acquire all or substantially all of the property of the Company, shall in connection with the exercise of its judgment in determining what is in the best interests of the Company and its shareholders consider all of the following factors and any other factors it deems relevant: (i) the social and economic effects on the employees, shareholders, customers, suppliers, and other constituents of the Company and its subsidiaries and on the communities in which the Company or its subsidiaries operate or are located, including, without limitation, the availability of credit and other banking services to the communities served by the Company; (ii) whether the proposed transaction might violate federal or state laws; and (iii) not only the consideration being offered in the proposed transaction in relation to the then current market price for or book value of the outstanding common stock, but also to the market price for or book value of the common stock of the Company over a period of years and the Company’s future value as an independent entity.

Limitation on Liability of Directors; Indemnification

Subject to the regulatory limits on indemnification and advancement, the Articles provide that the liability of directors of the Company for monetary damages shall be eliminated to the fullest extent permissible under California law. The Company is authorized to provide indemnification of agents (as defined in section 317 of the Corporations Code) through bylaw provisions, agreements with agents, vote of shareholders or disinterested directors, or otherwise, to the fullest extent permissible under California law. Indemnification generally shall be made by the Company only if authorized in the specific case on a determination that indemnification of the agent is proper in the circumstances because the agent has met the applicable standard of conduct set forth in the Bylaws.

The Bylaws provide that the Company shall indemnify any person who was or is a party, or is threatened to be made a party, to any proceeding, other than an action by or in the right of the Company, by reason of the fact that the person is or was an agent of the Company, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding if that person acted in good faith and in a manner reasonably believed to be in the best interests of the Company, and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful.  The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner reasonably believed to be in the best interests of the Company or that the person had reasonable cause to believe that the conduct was unlawful. The Bylaws provide that the Company shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action by or in the right of the Company to procure a judgment in its favor by reason of the fact that that person is or was an agent of the Company, against expenses actually and reasonably incurred in connection with the defense or settlement of that action if that person acted in good faith, in a manner believed to be in the best interests of the Company and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances.

Item 2. Exhibits.

Pursuant to the Instructions as to Exhibits in Form 8-A, no exhibits are required to be filed because no other securities of the Company are listed for trading on Nasdaq and the securities being registered hereby are not being registered pursuant to Section 12(g) of the Exchange Act.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

FIRST NORTHERN COMMUNITY BANCORP

DATED: April 21, 2026	/s/ Jeremiah Z. Smith
Jeremiah Z. Smith, President/Chief Executive Officer/Director